                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               Amendment No. 13

                              V. F. Corporation
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  918204108
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           M. Rust Sharp, Esquire


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization United States of America


  Number of Shares             5) Sole Voting Power                       6,400
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                11,466,403*


                               7) Sole Dispositive Power                  6,400


                               8) Shared Dispositive Power           11,466,403*


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     11,472,803


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                  17.72


   12) Type of Reporting Person (See Instructions)                           IN


    * Mr. Sharp is Co-Trustee with PNC Bank, National Association with respect to these shares.

   Item 1(a) - Name of Issuer:
   V.F. Corporation

   Item 1(b) - Address of Issuer's Principal Executive Offices:
   1047 North Park Road, Wyomissing, PA 19610

   Item 2(a) - Name of Person Filing:
   M. Rust Sharp

   Item 2(b) - Address of Principal Business Office, or if None, Residence:

   M. Rust Sharp
   c/o PNC Bank, N.A.
   Broad & Chestnut Streets
   Philadelphia, PA 19101

   Item 2(c) - Citizenship:

   U.S.

   Item 2(d) - Title of Class of Securities:
   Common Stock

   Item 2(e) - CUSIP No.:
   918204108

   Item 3 - Statement Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b):
                                                                            N/A

   Item 4 - Ownership:
      (a) Amount Beneficially Owned:
                                                                     11,472,803
      (b) Percent of Class:
                                                                          17.72
      (c) Number of shares to which such person has:
          (i) sole power to vote or to direct the vote                    6,400
          (ii) shared power to vote or to direct the vote            11,466,403*
          (iii) sole power to dispose or to direct the disposition of     6,400
          (iv) shared power to dispose or to direct the disposition of
                                                                     11,466,403*

          * Mr. Sharp is Co-Trustee with PNC Bank, National Association with respect to these shares.

   Item 5 - Ownership of Five Percent of Less of a Class:
                                                                           N/A
   Item 6 - Ownership of More than Five Percent on Behalf of
            Another Person:

   Mr. Sharp is Co-Trustee with PNC Bank, National Association with respect to 11,466,403 shares.

   Item 7 - Identification and Classification of the Subsidiary Which
            Acquired the Security Being Reported on by the Parent
            Holding Company:
                                                                           N/A

   Item 8 - Identification and Classification of Members of the Group:
                                                                           N/A

   Item 9 - Notice of Dissolution of Group:
                                                                           N/A

         Item 10 - Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 14, 1995
         _____________________________________________________________________
         Date


         /s/ M. Rust Sharp, Esquire
         _____________________________________________________________________
         Signature - M. Rust Sharp, Esquire